McCormick Capital Management, Inc.



May 22, 2009					[GRPHIC OMITTED]

The Good News Is...

Dear Shareholders,

Enclosed with this letter is our Semi-Annual Report covering the six month period from October 1st 2008, through March 31st 2009. If you toss in September 2008 it is the worst 6/7 months in the recent stock market history and easily the worst in my forty year career. The good news is... that since that Semi-Annual ending date of March 31st, the stock market has rebounded 12% and the stock Growth & Income Fund is up 27%, making the number in the Semi Annual report moot. For the calendar year 2009, starting January 1st to the date of this letter the S&P 500 Index is down 0.3% while our Growth & Income Fund is up 19%.

Our story that the massive Government intervention has, and will continue to stabilize the financial markets continues to unfold. The Government has been successful in preventing additional large bank failures, in addition to coming to the aid of the auto industry and insurance companies. This economic "bailout" is a work in progress. We are at a point where we are waiting for much of the stimulus to take effect. At this point the rebound in the stock market is telling us that investor believe the worst possible outcome - a 1930's type depression, is "off the table".

Interest Rates / Bond Fund
The bond Income Fund has also responded to improving investor confidence. The Bond Income Fund is up 5.3% which compares favorable to the Lipper Intermediate Bond Index up 4.2%. It has been encouraging to see many companies access the bond market enabling them to raise significant amounts of money in the credit market. The major negative is the trillion dollars plus, needed by the Federal Government to fund all the programs in addition to an expanding desire to increase social spending. Can we "have our cake and eat it too"? - Stay Tuned.

Please call with your comments and questions. Until next month, enjoy the coming summer months.




Warm Regards,					NAV Value as of 05/22/09:

/s/ Dick McCormick				Elite Income Fund - $9.53
						Growth & Income Fund - $10.57
Dick McCormick


PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT QUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/1/07, WHICH YOU PREVIOUSLY RECEIVED OR IN INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH
MUST ACCOMPANY OR PRECEDE THIS LITERATURE.  READ IT CAREFULLY BEFORE YOU INVEST.

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